Filed Pursuant To Rule 433

Registration No. 333-209926

December 1, 2016

INSIGHTS ON GOLD: WILL THE POSITIVE MOMENTUM CONTINUE IN 2017? Thursday, December 8th, 2:00PM EST Join our year-end webcast as we provide our global market outlook for 2017 and its potential impact on gold. Register>> 1234 1
STATE STREET
GLOBAL ADVISORS.
SPDR
Overview
Title: Insights on Gold: Will the Positive Momentum Continue in 2017?
Date: Thursday, December 08, 2016
Time: 02:00 PM Eastern Standard Time
Duration: 1 hour
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Summary

There’s little doubt that 2016 has been a good year for gold given the low, and in some cases, negative interest rate environment, slow global growth and geopolitical uncertainty caused by events such as Brexit. But what’s in store for 2017? Will Trump be gold’s friend or foe?

Join our year-end webcast featuring SSGA’s Chief Investment Strategist Mike Arone and members of our gold team, George Milling-Stanley and Juan Carlos Artigas. We will provide our global market outlook for 2017, discuss contradictory forces emerging in the investment landscape with a new Trump administration, and examine their potential impact on gold.

Speakers

Mike Arone

Managing Director and Chief Investment Strategist

World Gold Council

Mike is responsible for expanding SSGA’s footprint and thought leadership effort through frequent contributions to the financial news media, speaking engagements and client interactions. He is a highly regarded speaker at industry conferences and is the author of several articles related to investment management practices.

Juan Carlos Artigas

Director of Investment Research

World Gold Council

Manager of the Global Investment Research Team, Juan Carlos provides oversight of research initiatives related to gold as an integral allocation within investor portfolios.

George Milling-Stanley

Head of Gold Strategy

State Street Global Advisors

George Milling-Stanley is the Global Head of Gold Strategy and prior to joining SSGA, George ran the independent consultancy George Milling-Stanley on Gold, LLC, whose principal activity was to help JPMorgan Chase rebuild its gold business with central banks.

Michael Riggs

Vice President and Senior Strategist

State Street Global Advisors

As Vice President and Senior Strategist within the SPDR® ETF and SSGA Funds Research Team, Mike conducts economic and market research used to generate strategic and tactical investment opportunities across asset classes.

For Investment Professional Use Only. Not For Public Use.

Investing involves risk, including the risk of loss of principal.

Past performance is not a guarantee of future results.

ETFs trade like stocks, are subject to investment risk, fluctuate in market value and may trade at prices above or below the ETFs’ net asset value. Brokerage commissions and ETF expenses will reduce returns..

Investing in commodities entails significant risk and is not appropriate for all investors.

Important Information Relating to SPDR Gold Shares Trust:

The SPDR Gold Shares Trust (“GLD® ”) has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents GLD has filed with the SEC for more complete information about GLD and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov or by visiting www.spdrgoldshares.com. Alternatively, the Trust or any authorized participant will arrange to send you the prospectus if you request it by calling 1-866-320-4053.

GLD is not an investment company registered under the Investment Company Act of 1940 (the “1940 Act”) and is not subject to regulation under the Commodity Exchange Act of 1936 (the “CEA”). As a result, shareholders of the Trust do not have the protections associated with ownership of shares in an investment company registered under the 1940 Act or the protections afforded by the CEA.

GLD shares trade like stocks, are subject to investment risk and will fluctuate in market value. The value of GLD shares relates directly to the value of the gold held by GLD (less its expenses), and fluctuations in the price of gold could materially and adversely affect an investment in the shares. The price received upon the sale of the shares, which trade at market price, may be more or less than the value of the gold represented by them. GLD does not generate any income, and as GLD regularly sells gold to pay for its ongoing expenses, the amount of gold represented by each Share will decline over time. Investing involves risk, and you could lose money on an investment in GLD. Please see the GLD prospectus for a detailed discussion of the risks of investing in GLD shares. The GLD prospectus is available by clicking here.

SPDR® is a registered trademark of Standard & Poor’s Financial Services LLC (“SPFS”) and has been sublicensed by S&P Dow Jones Indices LLC (“SPDJI” and together with its affiliates and SPFS, “S&P”) for use by State Street Global Advisors. No financial product offered by State Street Global Advisors, a division of State Street Bank and Trust Company, or its affiliates is sponsored, endorsed, sold or promoted by S&P. S&P makes no representation regarding the advisability of investing in such product(s) nor does S&P have any liability in relation thereto.

For more information: State Street Global Markets, LLC, One Lincoln Street, Boston, MA, 02111• 866.320.4053 • www.spdrgoldshares.com.

Not FDIC Insured – No Bank Guarantee – May Lose Value

IBG-22074

Expiration: 1/30/17

SPDR® GOLD TRUST has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any Authorized Participant will arrange to send you the prospectus if you request it by calling toll free at 1-866-320-4053 or contacting State Street Global Markets, LLC, One Lincoln Street, Attn: SPDR® Gold Shares, 30th Floor, Boston, MA 02111.